CONCORD CAMERA CORP.

                          MANAGEMENT EQUITY PROVISIONS

                             AS OF DECEMBER 22, 1996


                  To increase the financial commitment of senior management to the Company's success and to provide to senior management a meaningful participation in significant increases in shareholder value, the following grants, as amended on December 22, 1996, have been made under the Company's incentive plan:

                  A.       Stock Purchase Provisions.

                           1. 444,000 shares of common stock (collectively, the "Purchased Shares") were purchased by the senior management team identified on the exhibit hereto (collectively, the "Purchasers") in such proportions as they agreed on or before August 31, 1995. The purchase price for each Purchased Share was $5.375 (the closing price of the Company's common stock on the NASDAQ National Market on August 23, 1995).

                           2. The purchase price for the Purchased Shares is evidenced by a full recourse secured promissory note of each Purchaser having a final maturity date five years from the date of purchase (collectively, the "Notes"). Each Note bears interest, payable annually in arrears, at a rate per year equal to 6%, and is secured by a pledge of the Purchaser's Purchased Shares. Interest is payable in cash, except that so long as a Purchaser continues to be a member of the management of the Company, the Purchaser may apply Purchased Shares (valued at their then fair market value (as defined below)) against interest due or deliver a secured promissory note, substantially in the form of the Notes, in the principal amount of the interest then due or any combination of cash, stock or notes. The proceeds from any sale by a Purchaser of Purchased Shares will be required to be applied against the principal (and accrued interest) on such Purchaser's Note until such Note has been paid in full. A Purchaser's Note will become immediately due and payable in full in the event that such Purchaser ceases to be a member of the management group, unless otherwise agreed to by the Company.

                           3. To the extent available, the Company will acquire additional life and disability insurance covering each Purchaser in an amount equal to his obligations under his Note.

                           4. So long as a Purchaser remains a member of the management group, the Purchaser (including members of his immediate family and trusts for the benefit of any thereof if transfers permitted by paragraph 4 of B below have occurred) will be required to

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         own shares of the Company's  common stock (which may include  Purchased
         Shares, Option Shares issued pursuant to B below, as well as other shares) in an amount not less than 50% of the sum of such Purchaser's Purchased Shares and any Option Shares issued to Purchaser.

                  B.       Options

                           1. 444,000 shares of common stock (collectively, the "Option Shares") were made available for purchase by the Purchasers upon the exercise of options. Each Purchaser was granted options to purchase the number of shares of Common Stock equal to the number of Purchased Shares purchased by such Purchaser pursuant to A above. The exercise price of such options is $1.8125. The grant of such options was effective as of December 22, 1996.

                           2. The options vest as to 20% of the Option Shares as of December 22, 1996 and the balance vest beginning December 31, 1996 in equal monthly installments over a four year period. Upon any termination of a Purchaser's employment or consultancy period, the unvested portion of his option would be cancelled and the Purchaser would have until the earlier of four years from the date of termination or until the stated expiration date of the option to exercise the vested portion thereof, unless the Purchaser was terminated for cause or voluntarily terminated without the consent of the Company, in either of which cases the option will immediately terminate as to all Option Shares.

                           3. If the average fair mark value of the Common Stock shall be equal to or greater than $5.00 for 90 consecutive trading days, the option shall immediately become exercisable as to all the Option Shares. For purposes hereof, the fair market value of a share of Common Stock on any date means the closing price for the Common Stock on such date. The closing price for the Common Stock on any date shall be the closing price thereof officially reported on that date (or if there were no sales on that date, on the next preceding date on which such closing price was recorded) by the principal national securities exchange on which the Common Stock is listed or admitted to trading, or if the Common Stock is not listed or admitted to trading on any such national securities exchange, the closing price as furnished by the National Association of Securities Dealers through NASDAQ or a similar organization if NASDAQ is no longer reporting such information, or, if the Common Stock is not reported on NASDAQ, as determined in good faith by resolution of the Board of Directors of the Company (whose determination shall be conclusive), based on the best information available to it.

                           4. Unless otherwise agreed to by the Company, the options shall not be transferable during the life of the Purchaser, except to members of his immediate family or trusts for the benefit of any thereof. Any such transfer shall be subject to the terms hereof.


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                           5. Each holder of an option  pursuant hereto shall be
         required to apply the net proceeds (i.e. net sales price minus exercise price and applicable federal, state and local taxes) from the exercise of any option and the subsequent sale of any Option Shares to prepay his Note described in paragraph 2 of A above. The Company shall apply
         such   prepayment   first   to   interest   and   then  to   principal.
         Notwithstanding the preceding two sentences, the Company shall have the right, in connection with any option exercise, to purchase the portion of the option being exercised at a price equal to the net proceeds of the underlying Option Shares and to pay the purchase price in cash to the extent of any applicable federal, state and local taxes payable by the Purchaser by reason of the exercise of the option and the balance by cancelling interest and then principal on the Purchaser's Note in an amount equal to the net proceeds and paying any remainder to the Purchaser.

                           6. From time to time the chief executive officer may designate additional members of the Company's management team as "eligible Purchasers", to purchase the positions of exiting members of the management team or a portion of the position of consenting members of the management team.

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                                     Exhibit

Senior Management Team:

Ira B. Lampert
Steve Jackel
Eli Shoer
Brian King
Lawrence Pesin
Arthur Zawodny
Gary Simon
Barry Shereck

Additional Eligible Purchasers

Keith Lampert
Harlan Press





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